# PlantSnap, Inc.

## BALANCE SHEET

### As of February 3, 2017

|  | TOTAL |
|---|---|
| **ASSETS** |  |
| Current Assets |  |
| Bank Accounts |  |
| BUS DDA 0003 (0003) | 9,694.93 |
| Eric Ralls | 6,950.00 |
| **Total Bank Accounts** | **$16,644.93** |
| **Total Current Assets** | **$16,644.93** |
| **TOTAL ASSETS** | **$16,644.93** |
| **LIABILITIES AND EQUITY** |  |
| Liabilities |  |
| Current Liabilities |  |
| Credit Cards |  |
| Chase credit card | -3,000.00 |
| **Total Credit Cards** | **$ -3,000.00** |
| **Total Current Liabilities** | **$ -3,000.00** |
| **Total Liabilities** | **$ -3,000.00** |
| Equity |  |
| Opening Balance Equity | -713.30 |
| Owner's Investment | 79,103.30 |
| Owner's Pay & Personal Expenses | -2.05 |
| Retained Earnings | -55,524.85 |
| Net Income | -3,218.17 |
| **Total Equity** | **$19,644.93** |
| **TOTAL LIABILITIES AND EQUITY** | **$16,644.93** |